Filed by Hologic, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Cytyc Corporation

Commission File No.: 000-27558

FINAL TRANSCRIPT

HOLX—Hologic at Goldman Sachs 28th Annual Global Healthcare Conference

Event Date/Time: Jun. 12. 2007 / 7:00PM ET

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Jun. 12. 2007 / 7:00PM, HOLX - Hologic at Goldman Sachs 28th Annual Global Healthcare Conference

CORPORATE PARTICIPANTS

Pat Sullivan

Cytyc—Chairman, President, and CEO

Jack Cumming

Hologic—Chairman and CEO

Tim Adams

Cytyc—Senior VP and CFO

PRESENTATION

Unidentified Speaker

Okay. Great. Welcome, everybody. Just as a housekeeping note, unfortunately, the slides did not arrive for this presentation. So we’re just going to make it full-on Q&A for the next 35 minutes. So to the extent that people have questions, please feel free to raise your hands.

It is my pleasure to introduce the management teams of both Hologic and Cytyc. As you are all aware, the companies have announced a merger that creates a leading women’s healthcare company with strengthened diagnostics and therapeutic applications. And we thought it would be a terrific opportunity to speak with both company management teams and are delighted to be able to host them here today.

With us to my far left is Jack Cumming, who’s the Chairman and CEO of Hologic. Sitting in the middle is Pat Sullivan, Chairman, President, and CEO of Cytyc, and Tim Adams next to me who’s the Senior VP and CFO.

So, why don’t I kick off? And why don’t we spend a little time first obviously talking about the topic of the day, which is the merger? And it seems to me one of the key strengths of this proposed deal is the opportunity for each of the respective companies to tap into sales forces on the other side.

So, I guess Hologic taps into the strong relationships that Cytyc has with the OB/GYNs, whereas you get the exposure of Hologic strengths out to the radiology community. But can you help us understand, just so we think about these different sales channels, how involved is the OB in directing the patient care? And particularly, do they really focus patients on digital or conventional mammography? I just want to understand really if you converge that channel how that’s going to work.

Jack Cumming—Hologic—Chairman and CEO

I think I’ll let Pat—

Pat Sullivan—Cytyc—Chairman, President, and CEO

I think that—

Jack Cumming—Hologic—Chairman and CEO

— (inaudible) calls on the OB/GYN.

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Jun. 12. 2007 / 7:00PM, HOLX - Hologic at Goldman Sachs 28th Annual Global Healthcare Conference

Pat Sullivan—Cytyc—Chairman, President, and CEO

I think that’s a very good question, [Larry]. I think that was one of the things that I would say the market probably doesn’t fully understand. When you think about the power of the OB/GYN channel, we have a 230-person sales force calling on the OB/GYNs today, and started that really in the late 1990s, when we were faced with the opportunity of the ThinPrep Pap Test that we would go to the laboratories. And they would say, well, gee, this is a great test. But you’ve got two problems. Nobody’s paying for it. And by the way, nobody’s asking for it.

And so, we went from a complete laboratory sales strategy to a really a pharmaceutical model, where we build a sales force ultimately to be 100 people calling on the OB/GYNs to drive demand from the OB’s office into the laboratory. We’ve done that most recently with our imaging product, which was launched in 2003. It’s now over 50% of the ThinPrep slides are imaged. Most of those are at the request of the OB/GYN. And I think it’s a powerful channel.

When you think about a woman going in for her annual visit, what does she get? She gets a clinical breast examination by the OB/GYN. She gets a pelvic examination, and she gets a Pap test. 87% of OB/GYNs refer women for mammography. And our sales force over the years and our medical education programs have really educated OB/GYNs about new and innovative technologies that they have demanded from, in the case of the ThinPrep, their laboratories.

And we would propose they would demand from their mammography centers where they would have digital versus the analog. And the ThinPrep Pap Test compared to the conventional Pap smear, very similar, digital versus analog. So we think it’s a very powerful combination and one which we will capitalize significantly upon.

Unidentified Speaker

And is that algorithm in place today in that that OB/GYN is directing towards digital mammography as they understand it? Or, is that an educational process that you have to undertake now that you bring these two companies together?

Pat Sullivan—Cytyc—Chairman, President, and CEO

I think that will be an educational process. I’m sure that some OBs are familiar with some of the new innovations in medical technology. But certainly, our sales force has done that, not only with ThinPrep, but with imaging. And I would say, we acquired a company back in 2001 called Pro-Duct Health that brought us the FirstCyte Breast Test.

We marketed directly to OB/GYNs for about two years with that product. Ultimately, we had to take it back into clinical trial work but meanwhile educating OB/GYNs on a daily basis about women, how this has determined their risk for developing breast cancer. So we’ve already done to a certain extent.

Jack Cumming—Hologic—Chairman and CEO

I guess I would add that I think industry in our niche has done a bad job. Number one, is we don’t call on the OB/GYN. So consequently, we’re selling to hospitals. And when you consider the statistics that there’s still 40-some odd thousand women dying from breast cancer, and although they claim statistics of 60-some odd percent of women are getting their annual mammograms, that’s not true.

It’s about 60% are getting them every two years. So that’s not within the framework of what the guidelines are. Secondly, there are some 60,000 women a year that die of osteoporosis-related injuries. We’re doing a horrible job there in that area. And we expect that we can drive utilization, not is the OB only a purveyor of information, an educator, and an advisor to women, he’s also a target, or she’s a target to buy our product.

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Jun. 12. 2007 / 7:00PM, HOLX - Hologic at Goldman Sachs 28th Annual Global Healthcare Conference

In the area of biopsy, there are 50% of the biopsies done today are done in surgery. There’s no reason in the world they should be done that way. It’s a two-inch scar that’s left for an incision on a woman versus a 0.25-inch nick, which the Suros products talk to.

Why would a woman get full-breast radiation go for 30 days when they can go five days a week twice a day when they will use a MammoSite? So if we do our job in that area, we believe we can drive utilization. Driving utilization then speaks to a company that’s number one in every one of these product categories. If anything else, we’ll get our fair share. But we’ll change the model on how we present our company.

What we’re going to do, Larry, is we can now go to the hospitals and say not only can we sell you the best product acknowledged on the market today, we’re going to help you market it because you will now be part of our special group of hospitals, our centers of excellence that use our technology. And we’re going to promote that with the OBG community. We’re going to go to the breast surgeon and say because you bought the Suros product or the NovaSure product, we’re going to go and promote that again to the OB.

The OB is the gatekeeper. The OB will then get a list from us of those people that have been trained, certified in our new training center in Bedford. And we think it’s a benefit to all sides where the patient wins, but the hospitals get a benefit they haven’t had before. So do the breast surgeons. So do the radiation oncologists. And the OB is doing a job that is integral to really preventative health in America.

Unidentified Speaker

Let me come back to the merger in one second but just touch on one thing, Jack. I get the sense that people who are not totally familiar with Hologic and now you’re going to get a lot more focus and interest from a variety of different investors as you get larger here. Can you walk us through how penetrated the digital mammo market is, because my sense is people think it’s a lot more penetrated than it actually is?

Jack Cumming—Hologic—Chairman and CEO

Right. That business has been growing. The digital is growing 80% to 100% quarter-over-quarter. This year, of our sales, which will go from $463 million total for fiscal ‘06 [to about] $720 million for fiscal ‘07 ending the end of September. Mammography breast health is 80% of those revenues.

The digital market is surging. It’s been going up 1% every month, actually, for installations in the United States. The United States is the most important market in the world for all manufacturers of all products because this is where you make your margins, not overseas.

If you look at the number of sites in the United States that are certified by the U.S. government to perform mammography, that would be about 8,700, 8,800 sites. There are about 13,600 mammography systems at those sites. 20% of the sites now have digital mammography. And 20% of the total units out there are digital. So as the bankers would say, the runway is very long here.

We’ve got a long way to go of selling 2D mammography or digital mammography as it’s known today. And that will then yield to 3D mammography which we look forward to approval in ‘08, and really rolling it out in a big way in ‘09 and ‘10. And the reason I go in the out years is because the fact that in those years, the current systems that we’ve been installing would be as much as seven years old, six years old.

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Jun. 12. 2007 / 7:00PM, HOLX - Hologic at Goldman Sachs 28th Annual Global Healthcare Conference

So a replacement cycle would be hitting around that time. And the benefit to us as a company is we’re going to be selling a product for more money that the margins are much greater because the 3D add on is a software add on. And we’ve quoted —under FDA guidelines, we’ve said not to exceed prices of additional about $200,000 over where we are today.

So we see incredible growth still in the Selenia area, very strong again. This quarter, we expect to continue very strong. We’ll look at our guidance again at the end of the quarter. It has not even penetrated internationally, markets much less first have to recognize women need mammograms.

And then once we get past that, then it’s analog mammograms. And then once we get past that, it’s digital mammograms. But if you go three to four years out in the United States, when [Tomo’s] coming on, the rest of the world will be viewing digital. So we see a great ramp up there.

Unidentified Speaker

So coming back to the merger, you guys had talked about $75 million in incremental revenues, sort of loosely defined over the next several years. And I know you don’t want to get into whether that’s truly $75 million or $125 million or $50 million or whatever it may be. But help us think about, again, how you sort of came to that number. Again, is it just solely, again, the selling synergies that you get from the different sales forces? How do you just help us understand that?

Pat Sullivan—Cytyc—Chairman, President, and CEO

I think there’s a couple direct — if you think of the synergies as direct and indirect, the ones we talked about earlier with the OB/GYN I think would be more referral pattern and indirect sales. Those are a little bit harder to quantify. But if you look on the breast side, the Suros product line fits very nicely.

There’s a market of primarily radiologists today, our MammoSite product for treating women that have had a lumpectomy or partial breast radiation very easy match for the new Suros product that will be used by breast surgeons. And then when you look at the osteoporosis products Jack talked about, our OB/GYN sales force can directly sell that. Jack has 12 folks with PS&S supplementing that effort. I think with 230 salespeople, we can probably have an impact on the osteoporosis product.

And finally, on the international side, they are primarily a distributor model. We are a direct model. We have 170 people worldwide. And to take selected markets where it makes sense to capture the distributor margin directly where we would go direct in selected markets, I think provides significant sales solutions.

Jack Cumming—Hologic—Chairman and CEO

Plus the fact that — I guess we should talk about this. In our pipeline, which we discussed at one of the conferences, is that in the Suros pipeline, we have two products coming down the road that are specifically geared towards breast surgeons. And these would be sold by the current Cytyc sales force. We also have a product that we’ve been working on at Hologic that has to do with radiation oncology that would be sold again by the Cytyc sales force.

So we see — we’ll have 440-some odd salespeople the day we close in the United States alone. We have 100 as Hologic today. I mean, this boost is going to make a major impact on our sales in the United States. I mean, look how well we’re doing today against GE, a Siemens, and other companies. With this limited sales force, we still have 55% market share in digital mammography. We’re going to do even better when we can have everyone out there telling the same story. So, we look for that.

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Jun. 12. 2007 / 7:00PM, HOLX - Hologic at Goldman Sachs 28th Annual Global Healthcare Conference

And internationally, we see the 200 people that Cytyc has. They’re going to be able to help our dealers, very large distributors, that we need to give more in-face service. We need to go onto more sales calls with them. We need to do better customer support. So that will be done also by these people. So we feel that we really can’t lose in this particular case.

Unidentified Speaker

Is there any change to the distribution side, so not the direct side but the distributor side?

Jack Cumming—Hologic—Chairman and CEO

I don’t see it from our side.

Unidentified Speaker

Okay.

Jack Cumming—Hologic—Chairman and CEO

We’ve got a very longstanding relationship with our dealers. They have generally two-year contracts. They have to meet a certain milestone. If they don’t meet the milestone, we discuss it.

Unidentified Speaker

Got it. Are there any questions from the audience? Just one in—hang on one second, [Bob].

Unidentified Audience Member

This actually relates to the deal. Unless the gap has closed over the past couple of days, which it may have, and given the fact that there doesn’t seem to be a lot of [FTC] issues involved in the deal, there seems to be at least some people out there that feel the deal will not go through, because the last time I looked, the spread was about 9% to 10%.

Jack Cumming—Hologic—Chairman and CEO

Right.

Unidentified Audience Participant

Could you just address that to the —?

Pat Sullivan—Cytyc—Chairman, President, and CEO

I guess I would—the comment that I would make is that the two people probably closest to the deal, Jack and I, are very confident the deal is going to go through. So the market, there is somewhat of a gap between the two stock prices. Speculation perhaps — on perhaps Hologic may be a takeover candidate or some of their shareholders won’t vote in favor. But there’s nothing from our perspective that I would suggest that the deal wouldn’t go through.

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Jun. 12. 2007 / 7:00PM, HOLX - Hologic at Goldman Sachs 28th Annual Global Healthcare Conference

Jack Cumming—Hologic—Chairman and CEO

And each day I read the magazines to find out which company’s acquiring us. And I was already retired the other day. And then I found out today that Phillips isn’t buying us. So I guess I got to keep working again. But you’ve got a lot of dynamics working. You’ve got arbitrage working here. You’ve got some people that don’t want to short us because they’re afraid that we’re going to be bought.

It must be difficult to be on that side of the world and sleep at night. We just try to run our business everyday. It’s speculation that it’s impossible to comment on, because we’re doing what we do hopefully best everyday. We’re both very committed to the deal. As I said tongue in cheek today, I keep my cell phone on 24 hours a day, so in case one of those calls are going to come in. I don’t think I’ve missed it so far.

We see this as a great opportunity, two companies, very passionate, going down the same road that believe in what we’re doing, which makes a difference. And it’s great for the constituents inside the company. So —

Pat Sullivan—Cytyc—Chairman, President, and CEO

I guess I would add to that that if you think about it, perhaps there has been some short-term turbulence in the respective stock ratios. But when you look at it three years from now as opposed to three months from now, I think this is a great combination.

You have two companies that are really coming together, both about the same size that provide incredible scale on the new product development opportunities, as well as breast cancer detection and treatment, as well as gynecological health of women. It will be one of the most powerful women’s healthcare franchises in the world. And I think that the combination is just a terrific way in which to really capitalize on that.

So short term, yes, okay. People are talking about whatever they’re talking about. But we’re committed to making this happen. And I think it’s a great opportunity for both companies.

Jack Cumming—Hologic—Chairman and CEO

If I could add one more thing, and that is that someone asked, well, go over the company when you close. That day, what are you? I said, well, we’re about $1.44 billion, $400-some odd million in EBITDA. We’re going to have 60% of our revenues in disposables, 40% in device. One year out, our margins are going to be about 65%. We are going to be able to do 20% top line and 20% bottom line for a long, long way out. Why do we have to apologize for this? I mean, it’s ludicrous. How many companies can do this over a long period of time?

And we’re hoping that those that — we have not articulated the message properly apparently, that we do a better job of it. But when you look at being a company of this scale with the add-ons that we can bring in with tremendous cost synergies for any add-on because it’s all vertical after this, this is a wonderful deal. It’s going to generate a lot of cash flow. We’ll pay off our debt in three years. And we’ll maybe get invited back.

Unidentified Speaker

Bob, are you all set? Okay. So just staying on the terms of the deal, are there — do options vest for senior managers, not yourselves per se, but for other senior managers on the announcement of the deal? And where I’m going with this is what’s the risk of losing people before the deal closes?

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Jun. 12. 2007 / 7:00PM, HOLX - Hologic at Goldman Sachs 28th Annual Global Healthcare Conference

Pat Sullivan—Cytyc—Chairman, President, and CEO

There are no option acceleration provisions whatsoever. Everything would happen at closing. Nothing happens prior to closing.

Tim Adams—Cytyc—Senior VP and CFO

So Larry, for all of our vice presidents and above and folks that report directly to Pat, it’s about 20 folks. There is a change of control provision that vests those options. But what I think Pat and Jack have done here, they have put retention plans in place for all of those 20 people.

So, they are important to help run this combined company. We’ve got the retention plans in place. And a lot of their jobs really don’t change. We run a divisional structure. We have divisional presidents. And their job today is the same as it’s going to be tomorrow. So there’s a lot of work to be done. These folks are very operational, focused on running the business. And we think we’re in good shape hear.

Unidentified Speaker

So thinking about closing the deal, both companies have had a history of making acquisitions, so clearly have experience with doing this. But this is a different scale. Geographically, it’s nice that you guys are real close. And I know you understand each other’s businesses. But what are the challenges when you look at something this large and comparing that to what you’ve done in the past?

Jack Cumming—Hologic—Chairman and CEO

I would say not to over-manage the process, to not look at it as an integration as much as an alignment. We have two very strong companies. We’ve got great leadership throughout the company, not talking about management if that’s the question. It is a company that we don’t want to screw up, quite frankly.

So what you do is you take the year of ‘08 — with planning teams, we have a ten-page document that’s processed. And that will then set in motion the establishment of the working teams that are made up of directors and managers and key people in the company to challenge them to help on aligning these different assets and setting some targets for them. So at the end of ‘08, we’ll be where we need to be. But to come in and try to make change right away I think would be a disaster. This is so much different.

Pat Sullivan—Cytyc—Chairman, President, and CEO

Larry, I’d say one of the important areas that we will to spend a lot of time with, and we have done this certainly on the Cytyc side, and I think Jack has, is on the sales force. Again, I think that’s something we bring to the table here with this OB/GYN channel. We just acquired Adeza. We have integrated that very quickly.

We hold a national sales meeting on day two after the deal closes because you want to bring your reps together. You want to train them. You want to let them know what their quota is, their commission plan, what do you want them to do.

And so we will spend a lot of time thinking through that very carefully because, again, we’ve said that the OB/GYN channel is going to talk to the docs about driving utilization and awareness of digital mammography. We’re going to get to need under the covers and lay those plans out.

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Jun. 12. 2007 / 7:00PM, HOLX - Hologic at Goldman Sachs 28th Annual Global Healthcare Conference

Unidentified Speaker

So the $25 million to $30 million in cost synergies sounds like it’s not driven by people adoption.

Pat Sullivan—Cytyc—Chairman, President, and CEO

Just a couple things, we have a manufacturing facility in Costa Rica, high-quality, low-cost labor. We’ve been a little sensitive to broadcasting this message when employees are on the phone. But certainly, we have an opportunity with some of the operations that Jack has here in the U.S. that we can move down there.

That’s where we manufacture the NovaSure disposable. If we were to manufacture that device in the U.S., it’s about $60 worth of labor. If you do it in Costa Rica, it’s $8 worth of labor. And it’s very high quality. So we think that’s one. We are going to become a much larger customer for everything that we buy, legal fees, audit fees, T&E, telecom, everything we spend money on.

Unidentified Speaker

Is banking fees going to be in that?

Pat Sullivan—Cytyc—Chairman, President, and CEO

We shouldn’t probably talk about that.

Unidentified Speaker

All right.

Pat Sullivan—Cytyc—Chairman, President, and CEO

Interested parties in the room. So we double the size of our spend. There’s going to be some real opportunities there. And I think we’ve talked about it a little bit in terms of people as cost avoidance. We have 200 open job reps between the two companies right now.

We may have to move some folks around on the G&A side to find other opportunities for them. We have some very good people on both sides. We don’t want to lose the folks. We want to get them highly engaged in doing something positive.

Unidentified Speaker

Okay. Let’s turn our attention to OUS sales, because there’s basically a pretty large disparity between the percentages for the two companies, Cytyc being I believe in the low double digits, and Hologic being up in that 25% range. So again, how do you harness that opportunity and really drive that forward?

Jack Cumming—Hologic—Chairman and CEO

Well, the scale that we have is — as an example, we have our main facility in Brussels that is a new on, and a new training facility that we can do the same thing that we’re going to be doing in the United States to bring in doctors to train on the various products. And that hands on in your own facility bodes very well for being able to show other products.

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Jun. 12. 2007 / 7:00PM, HOLX - Hologic at Goldman Sachs 28th Annual Global Healthcare Conference

Secondarily, and more important, with the 20 direct offices and the 200 people that Cytyc has and our 50 people, what we’re going to be able to do is maximize penetration in all the key markets, provide better services to our distributors, look at markets that we’re not doing well, and look at what the alternatives are open to us.

And it also gives us an opportunity to look at acquisitions that we may have not have [may] before. And I mean small acquisitions. But any acquisition in any foreign country becomes problematic. Now we have 20 offices that you could actually just fold something into one of the existing offices where Cytyc have had people overseas for ten years that understand the culture. So, we look forward to that also.

Unidentified Speaker

Okay. We have about ten minutes. Again, I just want to see if there are any questions from the audience. Yes, [Chris], in the back.

Unidentified Audience Member

You commented that the OB/GYN channel will be opened up to the message of increased utilization for digital mammography. Understanding it’s kind of early days. But just — if role playing, were I an OB/GYN doctor and you were giving me the message, could you just kind of simply tell me what that message is about?

Jack Cumming—Hologic—Chairman and CEO

Well, the message is about a study done by the government, the largest single study done on mammography, the DMIST trial. And he’d actually have the article right there in front of him, [highlighted], that says that in essence 65% of the women out there, if they have an analog mammography mammogram versus the digital, the digital is significantly better for showing, for detecting calcifications for women with dense breasts, pre- and perimenopausal women.

This is the most studied, the most peer-reviewed article that’s ever been in mammography. And that doctor should be able to say to that woman, did you know that there’s digital mammography? Now since we have a room full of women, I would say to you doctor, as a male, your women are so highly educated, they already know this.

And it would be insulting that you’d even suggest that they don’t know about digital mammography. That’s what I’m getting at. The women do know about it, because there’s a tremendous amount of information out there. It hit the airwaves. People are calling hospitals today saying, do you have digital mammography? And when they say no, [these are our customers doing] they hang up.

But we still need to do a better job. The doctor needs to tell the woman — and there are women he should say to — at your age with breast density and with your predisposition because your mother or your grandmother had breast cancer, you really should have an ultrasound. That’s what the doctor should do.

Or, he should say, you’ve had breast cancer before, you should really have an MRI done because we want to look at the other breast. And we want to see if anything is going on there. So what we’re trying to do is, make the doctor aware of the different technologies that are out there, digital mammography certainly being the leading one today, and what that can do for the patient; to give the patient better information to make judgments.

Pat Sullivan—Cytyc—Chairman, President, and CEO

We’re doing a mammography program today with our OB/GYN sales force related to our MammoSite product, which is the balloon catheter that is used to provide for partial breast radiation that is actually done by the breast surgeon and the radiation oncologist. But we’re educating OB/GYNs and have a marketing program to OBs to have women get mammograms. So we’re already doing that today, primarily to drive awareness of the MammoSite product.

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Jun. 12. 2007 / 7:00PM, HOLX - Hologic at Goldman Sachs 28th Annual Global Healthcare Conference

When you think about the conversation that could go on between the doctor and our sales reps, it would be very simply, doctor, are you aware of the differences in digital mammography versus analog? We could probably arrange a visit if you’d like to see one over in one of the mammography centers. But clearly, this is a much better technology that you ought to be offering to all your patients.

Jack Cumming—Hologic—Chairman and CEO

The full spectrum, I mean, as an example, this is a very educated group of people in here. Then take it, and let’s go somewhere else and ask the women, did you know — especially about biopsies — did you know that you could have the biopsy done right in an office?

And it’s just going to be very, very small little nick right there. The answer is, no, they don’t. And doctors are still telling women to go to the hospital, have the biopsy done there, which should never, ever be done — not never, but 90% of the time, the typical vacuum-assisted, the ultrasound-guided biopsy could be done and would be successful.

Unidentified Speaker

[Jason]?

Unidentified Audience Member

I just had a general question maybe for Pat in terms of just diagnostics. We’ve seen over the last probably year or year and a half a lot of diagnostic companies go for some pretty high values, Abbott to GE. Biosite had a number of strategic bidders. And there’s a bidding war there.

And then actually that you once were involved in Digene just was announced acquired. What do you think that investors miss about diagnostics just in general over the next —and maybe not just for today, but for the next kind of five years that strategically [as a] company do you see?

Pat Sullivan—Cytyc—Chairman, President, and CEO

I think there have been some very interesting diagnostic plays recently, particularly one that I, having been an alumni of Abbott Diagnostics, I didn’t think they would ever divest their diagnostics business, having grown up there. I think that when you look at some of the specific markets with Digene and some of these, Biosite in particular, more pure play diagnostic companies that have high margins.

I think that’s where the future — if you think of the commodity, with what I think Abbott did in divesting their diagnostics business was get rid of the low-margin diagnostics business. And all the ones that have recently occurred have been more in line of a much better financial profile.

So I think that’s — when you look at our profile, we are more of the 80% margins on the diagnostics side than the commodity products. So, I think investors get the ThinPrep Pap Test. I think there has always been confusion of whether we are a diagnostic company or an OB/GYN company. And I think with this, it clearly puts the stake in the ground that we’re a women’s health company.

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FINAL TRANSCRIPT

Jun. 12. 2007 / 7:00PM, HOLX - Hologic at Goldman Sachs 28th Annual Global Healthcare Conference

Unidentified Speaker

All right, I’d put this in the category of so what have you done for me lately. Given the fact that both companies should have a tremendous amount of financial flexibility even after the deal is done, the fact that you’re bringing a sales force together, it would seem to me that there are niche areas for additional products or strategic acquisitions which you could make as a combined company, which would even further strengthen the entity.

Are you looking ahead that far at this point in time? Or, do you just want to get this deal done? And if you are looking that far forward, could we expect to see additional acquisitions or product license in the short run?

Pat Sullivan—Cytyc—Chairman, President, and CEO

Well, one of the things that Jack and I did when we got together to talk about doing this deal was we looked at our business development lists that he had and that we had. And it was remarkable the amount of overlap that occurred between those two lists. In fact, I’ve looked at our two technologies since they were a Morgan Stanley venture partners group way back when, probably ten years ago, as well as Suros. We looked at those opportunities. And Jack, on the other hand, looked at Novacept and Proxima, as well as Adeza.

And so, we’ve been driving our business development groups in Winnebagos and meeting in the parking lot doing this, looking at the same opportunities. So yes, I think that this — we won’t be competing with each other for the various transactions. But going forward, we see this as a platform for future growth to really get scale from a financial and organizational perspective that allows us to grow this into a much bigger franchise than just this deal.

Jack Cumming—Hologic—Chairman and CEO

You have a great point because it’s very exciting to look at what you could do. And then you try not to get ahead of yourself to try to finish this deal. But there’s no doubt that we’re going to be opportunistic looking at a lot of the shoe-ins that we can do, the small ones. And then if something else comes along, we certainly—I don’t think we would hesitate. We have to prove to the street that we can do it first.

Unidentified Speaker

So I think we have time for just one last question. So let me just pick up on ThinPrep. And not surprisingly, volumes have been flattish as you guys have been — talked about it for a long time. But Quest is an interesting development. And the pricing, I guess agreement is certainly a positive, given where you’ve been in the past couple of years. But where are they currently with the evaluation of the imager, kind of the time line of that.

Pat Sullivan—Cytyc—Chairman, President, and CEO

Quest is one of our largest lab customers. They have been for many, many years. We are very excited. We believe they are very excited. They have two new agreements in place with us. One is on the ThinPrep Pap Test. So we have that agreement in place. And the second is on the imager evaluation. These agreements were signed back in March.

We have shipped several imagers to two Quest locations that were traditional Quest locations. They have been installed. They are processing tests. And I think part of their perspective is to make sure that the imager works the way we describe it. It is higher reimbursement.

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FINAL TRANSCRIPT

Jun. 12. 2007 / 7:00PM, HOLX - Hologic at Goldman Sachs 28th Annual Global Healthcare Conference

That’s great for the lab. It’s better disease detection. That’s great for everyone. And there’s an operational efficiency where you can review twice as many slides. And I think they want to see these imagers in their environment, having them up and running, and make sure it all works.

So, we’re in the evaluation stage. It was scheduled to run through the end of July. Our expectation — you should ask Quest what theirs is — but our expectation is that things are going to go fine. We have seen the imager work in every lab that we have put it in. LabCorps, one of our other large customers, in Q1, they imaged 66% of all ThinPrep tests. So we are thrilled to have both agreements in place with them. And we’re optimistic that it’s just going to work fine.

Unidentified Speaker

And the agreement does what for pricing relative to where it had been?

Pat Sullivan—Cytyc—Chairman, President, and CEO

Yes, due to customer confidentiality, Larry, as you might image, we do not comment on pricing of our customers.

Unidentified Speaker

Okay.

Pat Sullivan—Cytyc—Chairman, President, and CEO

But we would send Tim out again to negotiate.

Unidentified Speaker

Okay.

Pat Sullivan—Cytyc—Chairman, President, and CEO

(Inaudible) selling Selenia.

Unidentified Speaker

Right.

Pat Sullivan—Cytyc—Chairman, President, and CEO

You know you can get a good deal.

Unidentified Speaker

Right. And then just to finish up, just on the Adiana product, I think, Jack, you mentioned that you were going to file that PMA by the end of the 2Q?

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FINAL TRANSCRIPT

Jun. 12. 2007 / 7:00PM, HOLX - Hologic at Goldman Sachs 28th Annual Global Healthcare Conference

Jack Cumming—Hologic—Chairman and CEO

I’m not, but –

Unidentified Speaker

I’m sorry Pat. I’m already thinking integrated.

Pat Sullivan—Cytyc—Chairman, President, and CEO

Thank you.

Jack Cumming—Hologic—Chairman and CEO

The deal’s done in your mind.

Unidentified Speaker

That’s right.

Pat Sullivan—Cytyc—Chairman, President, and CEO

Yes, we expect to — six months after we submit, we’d expect FDA approval in the first — probably first quarter of next year. We expect to get the submission in. There’s two modules. We’ll expect to get them in over the next probably month, by the end of this month or probably early next month.

Unidentified Speaker

Okay. So it slipped a little bit (inaudible).

Jack Cumming—Hologic—Chairman and CEO

You wanted to ask me about tomosynthesis.

Unidentified Participant

Yes, I did.

Jack Cumming—Hologic—Chairman and CEO

And since Goldman Sachs is such a wonderful company, we remain very excited as we’ve had about a dozen doctors that recently came to the facility to look at all of our images, to go through our software.

The results were actually better than we ever expected, because we went in and brought in doctors that not necessarily were the leading gurus of the world, but just great guys everyday — and women, that are doing lots of mammograms. And I think they were absolutely blown away by the technology and how far we’ve come. So we’re very excited about that. We have finished our clinical work. And we’re going to march on and try to get approval.

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FINAL TRANSCRIPT

Jun. 12. 2007 / 7:00PM, HOLX - Hologic at Goldman Sachs 28th Annual Global Healthcare Conference

Unidentified Speaker

Terrific. Why don’t we end there, because we’re out of time? And thank you very much, gentlemen.

Jack Cumming—Hologic—Chairman and CEO

Thank you, Larry.

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© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Disclaimer Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of Hologic’s products, statements about the timing of the completion of the transaction, the anticipated benefits of the business combination transaction involving Hologic and Cytyc, including future financial and operating results, the expected permanent financing for the transaction, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Hologic and Cytyc caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.

These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers’ capital spending policies and government funding policies, including third-party reimbursement; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require the combined company to obtain significant financing. While Hologic has obtained a commitment to obtain such financing, including a bridge to the permanent financing contemplated in the presentation, the combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms. Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Cytyc have filed with the SEC contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

Hologic and Cytyc will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. HOLOGIC AND CYTYC URGE INVESTORS AND STOCKHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Hologic will be available free of charge on the investor relations portion of the Hologic website at www.hologic.com. Documents filed with the SEC by Cytyc will be available free of charge on the investor relations portion of the Cytyc website at www.cytyc.com.

Participants in the Solicitation

Hologic, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Hologic in connection with the merger. The names of Hologic’s directors and executive officers and a description of their interests in Hologic are set forth in the proxy statement for Hologic’s 2006 annual meeting of stockholders, which was filed with the SEC on January 25, 2007. Cytyc, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. The names of Cytyc’s directors and executive officers and a description of their interests in Cytyc is set forth in Cytyc’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, which was filed with the SEC on April 30, 2007. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Hologic’s and Cytyc’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use the non-GAAP financial measures “adjusted EPS” and “EBITDA”. Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and tax provisions/benefits related thereto. EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. Neither adjusted EPS nor EBITDA is a measure of operating performance under GAAP. We believe that the use of these non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. When analyzing our operating performance, investors should not consider these non-GAAP measures as a substitute for net income prepared in accordance with GAAP.